UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2011

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On December 23, 2010, the parent of CDC Software Corporation, CDC Corporation (the “Company”), sought leave to amend its complaint and serve a second amended complaint (the “Second Amended Complaint”) in its action in the Supreme Court of the State of New York, County of New York against Evolution Capital Management LLC, Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., Evolution Master Fund Ltd. SPC, Evolution Master Fund Ltd. SPC, Segregated Portfolio M and E1 Fund, Ltd. (collectively, “Evolution”) alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to the Company’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the Notes, and tortuous interference with business relations (the “CDC Case”). The complaint in the CDC Case seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

The Second Amended Complaint asserts new claims for misappropriation, unjust enrichment, breach of fiduciary duty and constructive trust. The Company also seeks to add as new parties Brian Yeh, Adrian Brindle, Gareth Phillips, Michael Lerch and Derek Sulger, each of whom is or was a director or officer of Evolution Capital Management, LLC or Lunar Capital China Equity Partners I L.P. (“Lunar”) and all of whom the Company believes were enriched by, or who participated in, the tortious conduct at issue.

In the Second Amended Complaint, the Company also alleges that: (i) Evolution and its representatives undertook a campaign to mark their Notes at a premium and to sell and repurchase Notes in a pre-arranged transaction at that same premium, at a time the market and competent independent third parties valued the Notes at below par; (ii) Mr. Sulger, through Lunar, knowingly participated in a rigged “window-dressing” sale and repurchase transaction with Evolution and its representatives with respect to the Notes whereby Evolution agreed to repurchase Notes held by Mr. Sulger through Lunar at a predetermined amount, which amount was further subsidized through a consulting agreement under which Evolution agreed to pay Lunar a consulting fee; (iii) Evolution, aided by Mr. Sulger through this “window-dressing” transaction, endeavored to influence the market by encouraging other Note holders to also mark their Notes at a premium and to prevent the dissemination of information that accurately valued the Notes at below par; (iv) Evolution’s and Mr. Sulger’s actions in this regard perpetrated a fraud on the market and further impeded the Company’s efforts to complete a Qualified IPO (as originally defined in the Note and the Note Purchase Agreement); and (v) Evolution and its representatives continued to mark their Notes at a premium in order to receive a performance fee equal to the 20% of the appreciation of the aggregate net asset value of the fund on the date of payment.

The Court has not yet decided on the Company’s motion and discovery is continuing. The Company is considering additional causes of action to assert in this matter and intends to vigorously assert and defend its rights in both the CDC Case and Evolution’s case against the Company.

Sunshine Mills Litigation

On January 6, 2011, Ross Systems, Inc. (“Ross”), a subsidiary of CDC Software Corporation, filed certain motions in the Franklin County Circuit Court of the State of Alabama with respect to the adverse verdict returned by a jury on December 3, 2010, in litigation between Ross and Sunshine Mills, Inc. that was initiated in April of 2008. Ross’ motions included: (i) a renewed motion for judgment as a matter of law, challenging the satisfaction of certain elements of plaintiff’s case at trial; (ii) a motion for remitter and Hammond Hearing, challenging the jury’s verdict and requesting an evidentiary hearing and review of the punitive damages award; and (iii) a motion to stay execution of the judgment pending resolution of the post-trial motions and/or pending any necessary appeal. The Court is set to hear arguments on the motions on February 23, 2011.

Sunshine Mills has commenced certain collection efforts, and post-trial discovery in this matter is underway.

Exhibit	Description

99.1	Press release dated December 27, 2010
CDC Software’s CDC Factory President Named to MESA International Board of Directors

99.2	Press release dated January 5, 2011
CDC Software Recognized As a Leader by Independent Research Firm’s Latest CRM Suites Customer Service Solutions Report

99.3	Press release dated January 10, 2011
20110110 CDC Software Signs Reciprocal OEM Agreement with MIR3

99.4	Press release dated January 11, 2011
CDC Software Launches Pivotal CRM 6.0 for Home Building, Real Estate, Title and Mortgage Markets

99.5	Press release dated January 24, 2011
CDC Software Names Microsoft Veteran as General Manager for Australia and New Zealand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: January 24, 2011	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated December 27, 2010
CDC Software’s CDC Factory President Named to MESA International Board of Directors

99.2	Press release dated January 5, 2011
CDC Software Recognized As a Leader by Independent Research Firm’s Latest CRM Suites Customer Service Solutions Report

99.3	Press release dated January 10, 2011
20110110 CDC Software Signs Reciprocal OEM Agreement with MIR3

99.4	Press release dated January 11, 2011
CDC Software Launches Pivotal CRM 6.0 for Home Building, Real Estate, Title and Mortgage Markets

99.5	Press release dated January 24, 2011
CDC Software Names Microsoft Veteran as General Manager for Australia and New Zealand